Exhibit (a)(1)(ii)

Lord Abbett Private Credit Fund
c/o Lord Abbett Private Credit Advisor LLC
30 Hudson Street
Jersey City, New Jersey 07302

Offer to Purchase Up to 934,781.32
Common Shares of Beneficial Interest
Dated January 29, 2026

The Offer and Withdrawal Rights Will Expire at
11:59 p.m., Eastern Time, on February 27, 2026
Unless the Offer is Extended

To the Shareholders of Lord Abbett Private Credit Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase and any amendments or supplements thereto constitutes the “Offer”), Lord Abbett Private Credit Fund, a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Delaware statutory trust (the “Company”), is offering to purchase up to 934,781.32 of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company (“Shareholders”) at a price equal to the net asset value per Share as of March 31, 2026 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on February 27, 2026 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. The Shares are not traded on any established trading market.

Shareholders should be aware that, if you tender Shares pursuant to the Offer, your tendered Shares will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Company, any Company dividend or distribution with a record date occurring on or after the date on which the Company accepts the Shares for repurchase.

Shareholders should also realize that, while shareholders whose Shares are accepted for repurchase by the Company in the Offer will retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Company and to receive financial and other reports relating to the Company until the payment is made for such repurchased Shares, such shareholders will not be shareholders of the Company, with respect to such repurchased Shares, and will have no other rights (including, without limitation, any voting rights) under the Company’s declaration of trust, with respect to such repurchased Shares, from and after the date of acceptance of their Shares for repurchase by the Company.

Shareholders should also realize that the value of the Shares tendered in this Offer will likely change between the most recent time that net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The net asset value per Share as of November 30, 2025 was $25.20.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or overnight deliver it to the Company’s transfer agent, State Street Bank and Trust Company (the “Transfer Agent”), in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below or request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

IMPORTANT

The Company makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company at 877-548-6353 and to the Transfer Agent at:

Lord Abbett Private Credit Fund
c/o State Street Bank and Trust Company
Attention: Transfer Agency
1776 Heritage Drive, Mailstop JAB0340
North Quincy, MA 02171
Tel: 877-548-6353

TABLE OF CONTENTS

Summary Term Sheet		1
1.	Background and Purpose of the Offer	2
2.	Offer to Purchase and Price	3
3.	Amount of Tender	3
4.	Procedure for Tenders	3
5.	Withdrawal Rights	4
6.	Purchases and Payment	5
7.	Certain Conditions of the Offer	5
8.	Certain Information About the Company	6
9.	Full Tender by DRIP Participants	7
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	10
Financial Statements		11

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•	As disclosed in the Company’s public filings made with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Company is offering to purchase up to 934,781.32 Shares at a price per Share equal to their net asset value per Share (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) determined as of March 31, 2026 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of November 30, 2025. The Offer, which begins on January 29, 2026, will remain open until 11:59 p.m., Eastern Time, on February 27, 2026 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	Shareholders may tender all or a portion of their Shares.

•	If a Shareholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the Expiration Date, after the net asset value per Share as of the Valuation Date is finalized.

•	The Company does not expect to impose any charges on repurchases of Shares in the Company.

•	If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $2,500 based on the Valuation Date net asset value per Share. The Company reserves the right to purchase all your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•	If you are a participant in the Company’s dividend reinvestment plan (“DRIP”), in the event that you elect to tender your Shares in full and all or any portion of such tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

•	If the Company accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Company (the “Board”). Lord Abbett Private Credit Advisor LLC, the Company’s investment adviser (the “Adviser”), expects that it will generally recommend to the Board that the Company offer to repurchase a portion of its outstanding Shares four times each year, but the Company is not required to make any such offer.
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•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or after March 27, 2026 (which is 40 business days after commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: Lord Abbett Private Credit Fund, by (a) regular mail at 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171 or (b) overnight delivery at 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171; or (ii) by requesting that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. Your properly completed mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal by calling 877-548-6353, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•	In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

•	The value of your Shares will likely change between the most recent time that the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

•	Please note that just as you have the right to withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

•	Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Company, any Company dividends or distributions with a record date occurring on or after the date on which the Company accepts the Shares for repurchase.

•	Shareholders whose Shares are accepted for repurchase by the Company in the Offer will retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Company and to receive financial and other reports relating to the Company until the payment is made for such repurchased Shares. However, such shareholders will not be shareholders of the Company, with respect to such repurchased Shares, and will have no other rights (including, without limitation, any voting rights) under the Company’s declaration of trust, with respect to such repurchased Shares, from and after the date of acceptance of their Shares for repurchase by the Company.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares. The Board intends to consider the continued desirability of the Company making an offer to purchase Shares four times each year, but the Company is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

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Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Company (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 934,781.32 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value per Share as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on November 30, 2025, there were approximately 18,695,626.38 Shares issued and outstanding, with a net asset value per Share of $25.20. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value per Share was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $2,500 based on the Valuation Date net asset value per Share. The Company reserves the right to purchase all your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 934,781.32 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 934,781.32 Shares are duly tendered to the Company before the expiration of the Offer and not properly withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.

4. Procedure for Tenders.

Proper Tenders of Shares. You may tender your Shares in the Offer by delivering (by mail or overnight delivery) a properly completed and duly executed Letter of Transmittal together with any other required documents, in accordance with the instructions included in the Letter of Transmittal. The completed and executed Letter of Transmittal must be received in good order by the Transfer Agent, as specified in such Letter of Transmittal, prior to 11:59 p.m. Eastern Time, on the Expiration Date. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

Method of Delivery. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document.

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In all cases, sufficient time should be allowed to ensure timely delivery. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding.

If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal by calling 877-548-6353, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be received timely or in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

By submitting a Letter of Transmittal, and in accordance with the terms and conditions of the Offer, a tendering Shareholder shall be deemed to represent and warrant that: (a) the tendering Shareholder has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights declared, paid or distributed in respect of such Shares that are declared, paid or distributed in respect of a record date occurring on or after the date on which the Company accepts the Shares for repurchase (collectively, “Distributions”)); (b) when and to the extent the Company accepts the Shares for purchase, the Company will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Shareholder will execute and deliver any additional documents deemed by the Transfer Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and all Distributions); and (d) the tendering Shareholder has read and agreed to all of the terms of the Offer, including this Offer to Purchase and the Letter of Transmittal.

IF YOU WANT TO TENDER ALL OR A PORTION OF YOUR SHARES, YOU MUST DELIVER THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ANY DOCUMENTS DELIVERED TO US OR ANY OTHER PERSON WILL NOT BE FORWARDED TO THE TRANSFER AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn on or prior to the Expiration Date, such Shares will be returned to the tendering Shareholder promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, without expense to the Shareholder.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time until the Expiration Date or, if the Company has not accepted such tendered Shares, on or after March 27, 2026 (which is 40 business days from the date of commencement of the Offer). A form to use to give notice of withdrawal (the “Notice of Withdrawal”) is available upon request, free of charge, by contacting the Company at 877-548-6353. Any such request should be made a sufficient time ahead of the Expiration Date to ensure timely delivery. To be effective, any notice of withdrawal must be timely received, in good order, by the Transfer Agent as specified in the instructions to the Notice of Withdrawal. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered until the Expiration Date by following the procedures for tenders described above. Once the Company accepts your tendered Shares, upon expiration of the Offer, you will no longer be able to withdraw them other than as set forth above.

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6. Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. The Company generally expects the acceptance date for any Shares accepted for repurchase in its quarterly tender offers to be the first business day following the applicable valuation date. Shareholders should refer to any written notice of acceptance received from or on behalf of the Company for confirmation of the date of acceptance.

If your Shares are accepted for payment, the Company will effect payment for those Shares in cash promptly by check, ACH or wire transfer after the Expiration Date, after the net asset value per Share as of the Valuation Date is finalized.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the instructions included in the Shareholder’s Letter of Transmittal, of (a) the Letter of Transmittal, properly completed and duly executed, and (b) any other documents required by the Letter of Transmittal. See Section 4 — “Procedure for Tenders.”

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited without expense to the tendering Shareholder promptly following expiration or termination of the Offer.

The Company does not expect to impose any charges on repurchases of Shares in the Company.

Shareholders whose Shares are accepted for repurchase by the Company in the Offer will retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Company and to receive financial and other reports relating to the Company until the payment is made for such repurchased Shares. However, such shareholders will not be shareholders of the Company, with respect to such repurchased Shares, and will have no other rights (including, without limitation, any voting rights) under the Company’s declaration of trust, with respect to such repurchased Shares, from and after the date of acceptance of their Shares for repurchase by the Company.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $2,500 in the Company based on the Valuation Date net asset value per Share. Such minimum account balance requirement may be waived by the Company, in its sole discretion. The Company reserves the right to purchase all your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates.

7. Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after March 31, 2026 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined at a later date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

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Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the trustees of the Company who are not “interested persons” (as defined in the 1940 Act) of the Company determine that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Company. The Company is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Company is located at 30 Hudson Street, Jersey City, New Jersey 07302, and the telephone number is (888) 522-2388. The Shares are not traded on any established trading market.

Except as previously disclosed by the Company, including in its most recently filed annual report on Form 10-K and/or quarterly report on Form 10-Q, the Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intention to accept purchases of Shares from time to time in its continuous private offering as well as Shares issued through the DRIP) or the disposition of Shares (other than through periodic purchase offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or trustees of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business; or (g) any changes in the Company’s organizational documents or other actions that may impede the acquisition of control of the Company by any person.

Except as previously disclosed in the Company’s filings with the SEC, the Company does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or trustees, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

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Based on the number of Shares outstanding as of November 30, 2025, the following persons (the named individuals being the trustees and executive officers of the Company) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Company’s Outstanding Shares
Stephan Kuppenheimer	21,346.56	*
Steven Rocco	—	—
Sharon French	—	—
John Shaffer	19,809.83	*
Lisa Shalett	—	—
Jennifer Karam	—	—
Salvatore Dona	1,988.86	*
Vincent Lu	19,841.27	*
Mary Ann Picciotto	—	—
Randolph A. Stuzin	—	—
All Trustees and officers as a group (10 persons)	62,986.52	*

*	Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of their Shares in the Offer.

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Repurchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has issued to the Adviser, Trustees and officers of the Company an aggregate of approximately 374.94 Shares, including the net impact of Shares issued pursuant to the Company’s dividend reinvestment plan, for net proceeds of approximately $9,433.48 to the Adviser, any Trustee or officer of the Company, or any person controlling the Company or the Adviser. Except as previously disclosed in the Company’s filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Trustee or officer of the Company, or any person controlling the Company or the Adviser.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and all or any portion of such tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Shareholders should also consult their own tax advisors regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

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Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons subject to installment sale tax rules, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Company repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Company to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Shareholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Company is reduced. For these purposes, a Shareholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified

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dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Company increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Company resulting from other Shareholders’ sale of Shares pursuant to the Offer, and absent a statutory exemption (for instance, in the case of dividends attributable to certain interest income or certain capital gain income), the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate, if applicable). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Confidential Private Placement Memorandum, as amended or supplemented, entitled “Certain U.S. Federal Income Tax Considerations—Non-U.S. Shareholders” for further information concerning the taxation of Non-U.S. Shareholders, which the Company will provide to eligible Shareholders upon request. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Sections 1471-1474 of the Code, and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Company to obtain information sufficient to identify the status of each

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of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a Shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Company or its agent may be required to withhold under FATCA 30% of ordinary dividends the Company pays (or is deemed to pay) to that Shareholder. The IRS and the Department of Treasury have issued proposed regulations providing that gross proceeds the Company pays to a shareholder for a share repurchase treated as a sale or exchange will not be subject to FATCA withholding. If an amount paid (or deemed paid) by the Company is subject to FATCA withholding, the Company or its agent is required to withhold even if the payment would otherwise be exempt from withholding under rules applicable to non-U.S. shareholders. Non-U.S. shareholders are urged to consult their tax advisor regarding the applicability of FATCA.

Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Shareholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisors concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company at 30 Hudson Street, Jersey City, New Jersey 07302, or by phone at (888) 522-2388, by contacting the Transfer Agent at 877-548-6353, or from the SEC’s internet web site, http://www.sec.gov.

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Financial Statements

The audited annual financial statements of the Company dated December 31, 2024, included in the Company’s annual report on Form 10-K filed with the SEC on EDGAR on March 7, 2025, are incorporated herein by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within ninety (90) days after the close of the period for which the report is being made.

The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Company is available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

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